CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                  FOR NEVADA PROFIT CORPORATIONS
  (Pursuant to NRS 78.385 and 78.290 - After Issuance of Stock)


     1.   Name of Corporation:

          Anticline Uranium, Inc.

     2.   The articles have been amended as follows:

          Article One - Name

               The name of the Company is "LipidViro Tech, Inc."

     3. The vote by which the stockholders holding shares in the corporation entitled them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the cazse of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 5,000,000

     4.   Effective date of filing (optional):

     5.   Officer Signature (required): /s/ Kenneth P. Hamik
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